FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 18, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

RELEVANT FACTS  RELATING TO THE

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

Buenos Aires, January 18, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), informs that  Petrobras Energía S.A. announced the following relevant facts relating to the financial statements as of December 31, 2007:

1- Estimated effects derived from the Amendment to Ecuador’s Hydrocarbons Law

Within the framework of the new legislation that regulates the exploitation of hydrocarbons in Ecuador, in October 2007 the Ecuadorian Government issued an Amendment to the Regulations for the Application of Law 42-2006, amendatory to the Hydrocarbons Law, under which as from October 18, 2007 the State’s share in extraordinary revenues from crude oil price increases was increased to 99% while the oil companies’ share was reduced to 1%.

Given the significant adverse impact derived from the beforementioned regulatory change, an impairment charge of approximately P$750 million is estimated to be recorded in the financial statements as of December 31, 2007 in order to adjust the book value of assets in Ecuador to their recoverable value.

Meetings are currently being held between the Company representatives and Ecuadorian authorities in order to integrate the Ecuadorian Government’s objectives sought through  amendment of Law 42 with an economic profitability framework for the Company’s operations.

2- Estimated effects derived from the Company’s businesses in Venezuela

Within the framework of migration of operating contracts to Mixed Companies in Venezuela, in 2006 the Company received from Corporación Venezolana de Petróleo a non-bearing interest, divisible and transferable credit for approximately US$ 88.5 million, which may be used for the payment of acquisition bonds within the framework of any new mixed company project for the development of oil exploration and production activities or license for the development of gas exploration and production operations in Venezuela.

Since to the date hereof no projects have been materialized as from reception of the beforementioned credit, efforts made for the transfer thereof to third parties were not successful and no other applicable alternative is anticipated, a write-down of approximately P$181 million is estimated to be recorded in the Financial Statements as of December 31, 2007 in relation to the above mentioned credit.

www.petrobras.com.ar

(54-11) 4344-6655

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the Company’s filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 18/01/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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